EXHIBIT 12.01
HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions)

	Years Ended December 31,
	2010	2009	2008	2007	2006
EARNINGS:
Income (loss) from continuing operations before income taxes	$949	$(3,541)	$(5,834)	$1,147	$1,049
Add: Total fixed charges, before interest credited to contractholders	—	—	—	2	4

Total earnings, before interest credited to contractholders	949	(3,541)	(5,834)	1,149	1,053
Interest credited to contractholders [1]	1,850	2,005	1,554	1,840	1,720

Total earnings	$2,799	$(1,536)	$(4,280)	$2,989	$2,773

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	2	4

Total fixed charges, before interest credited to contractholders	—	—	—	2	4
Interest credited to contractholders [1]	1,850	2,005	1,554	1,840	1,720

Total fixed charges	$1,850	$2,005	$1,554	$1,842	$1,724

RATIOS:
Total earnings to total fixed charges [2]	1.5	NM	NM	1.6	1.6

Deficiency of total earnings to total fixed charges [3]	—	$3,541	$5,834	—	—

Ratios before interest credited to contractholders [4]
Total earnings to total fixed charges [2]	NM	NM	NM	574.5	263.3

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.

[2]	Ratios of less than one-to-one are presented as “NM” or not meaningful.

[3]	Represents additional earnings that would be necessary to result in a one-to-one ratio.

[4]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.